December 7, 2006

Mr. Stephen Krikorian,

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C.,  20549

Dear Mr. Krikorian:

Creator Capital Limited (“CCL”) – File No.:  001-14611

Form 20-F for the fiscal year ended December 31, 2005 - Filed August 21, 2006

Form 6-K – Filed August 16, 2006

We are in receipt of your letter dated October 6th, 2006 and which we received on October 23rd, 2006.

With respect to the comments detailed in your letter, our replies are set forth below:

Form 20-F, filed as amended on August 21, 2006

1.

The Company’s auditors have indicated the difference between American GAAP and Canadian GAAP is discussed in Note 14 of the Notes to the Attached Financials.

Item 15. – Controls and Procedures, item a

2.

The existing wording was meant to convey that the disclosure control and procedures were in place before the end of the subject period.  The wording has been changed to more accurately reflect the situation:

“as of a date within 90 days prior to the filings of this Annual Report on Form 20-F” has been replaced with

“as of the year ended December 31, 2005”

3.

The words “adequate and” have been removed.  The statement now accurately reflects the facts.

4.

The word “significant” has been removed.  The statement now accurately reflects the facts.

5.

Certifications

•

Both Certificates have been set up as Exhibits to the Form 20-F

•

Both Certificates have been re-dated as of the date of the amended filing

HEAD OFFICE:

Canon’s Court, 22 Victoria Street b Hamilton HM12 b Bermuda

Phone: 441-295-2244 b Fax: 441-292-8666

NORTH AMERICAN CONTACT:

P.O. Box 280, 590 Willies Way b Bowen Island, B.C. b Canada  V0N 1G0

Phone: 604-947-2555 b Fax: 604-947-0294

Stephen  Krikorian

US Securities and Exchange Commission

December 7, 2006

Form 6-K June Quarterly, filed on August 20, 2006

Statement of changes in Financial Position – page 3

6.

The Share Purchase Agreement for the acquisition of the company, ETV on Demand, Inc. calls for the issuance of earnout common shares for the purchase.  No shares have been earned out, nor have all the Vendor requirements been fulfilled under the terms of the agreement.  Therefore, the company has not been included as a wholly owned, or a majority owned subsidiary.

The Form 6-K has been amended and recently filed.  The reference is now only on the Balance Sheet, as an increase in the Intangible Assets and Long Term Debt.

Summary of Significant Accounting Policies

7.

The Notes to the Financial Statements have been amended to reflect the fact that the Financial Statements are prepared in accordance with Canadian GAAP.

Principles of Consolidation, page 6

8.

Under the amended set of Notes to the Financials, the Principles of Consolidation appear as Note (a).  There is an additional paragraph added explaining the handling of the Share Purchase Agreement pertaining to ETV on Demand, Inc.:  “Under the terms of the Share Purchase Agreement of March 6 2006, the ownership of ETV on Demand, Inc. is on an earned out basis.  Therefore, the Company does not own ETV on Demand, Inc. until all the terms and conditions of the Share Purchase Agreement are fulfilled.”

Note 5 – Share Purchase Agreement – ETV Channels on Demand Inc. pages 9 and 10

9.

Under the amended set of Notes to the Financials, the Share Purchase Agreement is addressed as Note 12, page 10.  Purchase Price Allocation:  As of the March 6, 2006 date of the Share Acquisition Agreement, Creator Capital’s shares traded at US$0.14 per share.  50,000,000 earnout shares valued at $0.14 per share equals US$7,000,000.  As the shares are earned out, as per the terms of the agreement, the Shareholder Equity will increase and the Long Term debt figure will decrease.  That figure would be calculated by the number of dollars earned, as defined in the Agreement divided by US$1.00 per share, then multiplied by US$0.14 equals the number of shares to be issued.

•

As at March 31, 2006, no shares had been issued under the Share Acquisition Agreement.

•

As at June 30, 2006, no shares had been issued under the Share Acquisition Agreement.

•

As at both March 31, 2006 and June 30, 2006, the Vendor had yet to fulfill its requirements under the Share Acquisition Agreement.  Nor were there any revenue activities, which would have resulted in the earn-out figure being affected.

10.

The statement was incorrect.  With the amendment to the Notes to the Financial Statement, the statement has been removed.

We hope that the responses set forth above adequately address the comments detailed in your letter.  If you have any further queries, we would be pleased to address them anon.

Sincerely,

CREATOR CAPITAL CORP.

/Deborah Fortescue-Merrin/

Deborah Fortescue-Merrin

President and Director